APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

ROLL THE VEG
Income Statement - unaudited
03/31/22

	Current Period	Prior Period	Prior Period
	31-Mar-22	**31-Dec-21**	**31-Dec-20**
REVENUES			
Sales	$ 4,436.97	$ 19,111.52	$ 1,527.00
Other Revenue	8,680.00	470.00	-
TOTAL REVENUES	**13,116.97**	**19,581.52**	**1,527.00**
COST OF GOODS SOLD			
Cost of Sales	2,560.00	590.00	5,260.00
Supplies	1,400.00	200.00	-
Other Direct Costs	720.00	70.50	-
TOTAL COST OF GOODS SOLD	4,680.00	860.50	5,260.00
GROSS PROFIT (LOSS)	8,436.97	18,721.02	(3,733.00)
OPERATING EXPENSES			
Advertising and Promotion	150.00	350.00	0.00
Bank Service Charges	0.00	1,614.25	0.00
Business Licenses and Permits	1,020.00	2,450.00	23.00
Computer and Internet	360.00	1,200.00	0.00
Dues and Subscriptions	154.00	384.00	0.00
Insurance	224.00	672.00	0.00
Meals and Entertainment	330.95	1,154.50	0.00
Office Supplies	320.00	600.00	0.00
Professional Services - Legal, Accounting	150.00	570.00	0.00
Occupancy	0.00	0.00	0.00
Rental Payments	1,800.00	6,200.00	1,920.00
Salaries	2,000.00	3,500.00	0.00
Utilities		4,800.00	0.00
Other Deductions			6,906.00
TOTAL OPERATING EXPENSES	6,508.95	23,494.75	8,849.00
OPERATING PROFIT (LOSS)	1,928.02	4,773.73	12,582.00
INTEREST (INCOME), EXPENSE & TAXES			
Interest (Income)	0.00	0.00	0.00
Interest Expense	0.00	0.00	0.00

Income Tax Expense		0.00		0.00	0.00
TOTAL INTEREST (INCOME), EXPENSE & TAX		0.00		0.00	0.00
NET INCOME (LOSS)	$	**1,928.02**	$	**(4,773.73)**	$ **(12,582.00)**

ROLL THE VEG
Balance Sheet - unaudited
For the period ended 03/31/22

	Current Period 31-Mar-22	Prior Period 31-Dec-21	Prior Period 31-Dec-20
ASSETS			
Current Assets:			
Cash	1,200.00	4,773.73	0.00
Petty Cash	150.00	100.00	0.00
Accounts Receivables	160.00	90.00	0.00
Inventory	1,800.00	700.00	0.00
Prepaid Expenses	200.00	560.00	0.00
Employee Advances	0.00	0.00	0.00
Temporary Investments	0.00	0.00	0.00
Total Current Assets	3,510.00	6,223.73	0.00
Fixed Assets:			
Land	0.00	0.00	0.00
Buildings	0.00	0.00	0.00
Furniture and Equipment	2,000.00	2,000.00	0.00
Computer Equipment	1,000.00	1,000.00	0.00
Vehicles	0.00	0.00	0.00
Less: Accumulated Depreciation	0.00	0.00	0.00
Total Fixed Assets	3,000.00	3,000.00	-
Other Assets:			
Trademarks	0.00	0.00	0.00
Patents	0.00	0.00	0.00
Security Deposits	900.00	1,860.00	0.00
Other Assets	0.00	0.00	0.00
Total Other Assets	900.00	1,860.00	-
TOTAL ASSETS	$ 7,410.00	$ 11,083.73	$ -
LIABILITIES			
Current Liabilities:			
Accounts Payable	0.00	0.00	0.00
Other Liabilities	0.00	0.00	0.00
Current Portion of Long-Term D	0.00	0.00	0.00
Total Current Liabilities	0.00	0.00	0.00

Long-Term Liabilities:

Less: Current portion of Long-te	0.00	0.00	0.00
Total Long-Term Liabilities	0.00	0.00	0.00

EQUITY

Capital Stock/Partner's Equity	7,410.00	11,083.73	0.00
Opening Retained Earnings	0.00	0.00	0.00
Dividends Paid/Owner's Draw	0.00	0.00	0.00
Net Income (Loss)	0.00	0.00	0.00
Total Equity	7,410.00	11,083.73	0.00
TOTAL LIABILITIES & EQUITY	**7,410.00**	**11,083.73**	**0.00**
Balance Sheet Check	-	-	-

I, Anthony Lagrosa, certify that:

1. The financial statements of ROLL THE VEG LLC included in this Form are true and complete in all material respects; and
2. The tax return information of ROLL THE VEG LLC included in this Form reflects accurately the information reported on the tax return for ROLL THE VEG LLC for the fiscal year ended 2020 (most recently available as of the Date of this Form C).

Signature   *Anthony Lagrosa*

Name: Anthony Lagrosa

Title: Owner